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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 2

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED TO PURSUANT
                                TO RULE 13d-2(a)

                                Tefron Ltd. - TFR
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                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
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                         (Title of Class of Securities)

                                   M87482-10-1
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                                 (CUSIP Number)

                             Arie Wolfson, President
                                   Tefron Ltd.
                                 28 Chida Street
                            Bnei-Brak, 51371, Israel
                               011-972-3-579-8701
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2000
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement in Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

         Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         This Amendment No.2 (this "Amendment") to Statements on Schedule 13D, filed on February 17, 2000 and March 15, 2000 by the undersigned (the "Reporting Persons"), is hereby filed by the Reporting Persons with the Securities and Exchange Commission pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Tefron Ordinary Shares"), of Tefron Ltd. ("Tefron"). In this Amendment, the Reporting Persons hereby amend and supplement Items 4, 6 and 7.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by the following information.

         On June 21, 2000, Tefron issued a press release, a copy of which is attached hereto as Exhibit U, announcing that it had retained the investment banking firm of Credit Suisse First Boston to assist it in the process of exploring strategic alternatives, which may include the sale by the Reporting Persons of all or some of their holdings of Tefron Ordinary Shares whether in connection with the sale of Tefron or otherwise.

          The Reporting Persons intend to continue their ongoing review of their investment in, and control and management of, Tefron. The Reporting Persons may, subject to applicable law, in the future take such actions with respect to their investment, control and management of Tefron as they deem appropriate, including without limitation, (i) holding their Tefron Ordinary Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Tefron Ordinary Shares or otherwise), (ii) acquiring beneficial ownership of additional Tefron Ordinary Shares in the open market, in privately negotiated transactions or otherwise, (iii) disposing of all or a part of their holdings of Tefron Ordinary Shares, (iv) taking other actions which could involve one or more of the types of transactions or have one or more of the results previously described in Item 4 of this Schedule 13D, or (v) or changing any or all of their intentions with respect to the matters reported in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following information.

         Upon the expiration of the initial term of the Tefron Shareholders Agreement on September 24, 2000, the Reporting Persons will review their continued participation in the Tefron Shareholders Agreement based upon various factors, including Tefron's strategic and financial position, the price level of Tefron's Ordinary Shares, conditions in the securities markets generally, and general economic and industry conditions, as well as other investment opportunities available to them, as they deem appropriate in light of the circumstances existing from time to time.

        Tefron also announced in its press release of June 21, 2000 that Wolfson has decided to resign as chairman and president of Tefron upon the expiration of his contract on August 31, 2000.
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Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit.

Exhibit U.                 Tefron Ltd. Press Release dated as of June 21, 2000.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 5, 2000

                                            ARWOL HOLDINGS LTD.


                                            By:  /s/ Arie Wolfson
                                                 ------------------------------
                                                 Name: Arie Wolfson
                                                 Title: Chairman and
                                                        Chief Executive Officer


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000
                                          /s/ Arie Wolfson
                                          ----------------------------------
                                          Arie Wolfson


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000
                                           /s/ Sigi Rabinowicz
                                           ----------------------------------
                                           Sigi Rabinowicz


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000

                                       RIZA HOLDINGS, LTD.



                                       By:  /s/ Sigi Rabinowicz
                                            ----------------------------------
                                              Name: Sigi Rabinowicz
                                              Title: Chief Executive Officer


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000

                                       MACPELL INDUSTRIES LTD.


                                       By: /s/ Arie Wolfson
                                           -----------------------------------
                                            Name: Arie Wolfson
                                            Title:   President


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                                                                     Schedule I

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that this Amendment No.2 to
Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 1.0 per share, of Tefron Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date: July 5, 2000


                                        ARWOL HOLDINGS LTD.


                                        By: /s/ Arie Wolfson
                                            -----------------------------------
                                              Name:  Arie Wolfson
                                              Title: Chairman and
                                                     Chief Executive Officer

                                         /s/ Arie Wolfson
                                         --------------------------------------
                                         Arie Wolfson

                                         /s/ Sigi Rabinowicz
                                         --------------------------------------
                                         Sigi Rabinowicz

                                         RIZA HOLDINGS LTD.


                                         By: /s/ Sigi Rabinowicz
                                             ----------------------------------
                                             Name:  Sigi Rabinowicz
                                             Title: Chief Executive Officer


                                         MACPELL INDUSTRIES LTD.


                                         By:  /s/ Arie Wolfson
                                              ----------------------------------
                                               Name:  Arie Wolfson
                                               Title:  President